July 5, 2013

Mr. Rufus Decker,
Accounting Branch Chief,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549-4631,
USA.

Dear Mr. Decker,

Thank you for your letter dated June 19, 2013 setting forth comments of the Staff of the Commission (the "Staff") relating to the Form 20-F for the year ended December 31, 2012 (the "2012 Form 20-F") (File Number 001-32846) of CRH plc (together with its subsidiaries, "CRH", the "Company" or the "Group").

To facilitate the Staff's review of our response, we have included in this letter the caption and numbered comments from the Staff's comment letter in italicised text, and have provided our response immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2012

Accounting Policies (including key estimates and assumptions), page 91

Provisions for liabilities –  Note 26, page 92

1.
With reference to paragraph 23 of IFRS 3, in future filings please clarify your statement that, “Provisions arising on business combination activity are recognised only to the extent that they would have qualified for recognition in the financial statements of the acquiree prior to acquisition.”

Response:
We respectfully submit to the Staff that Note 31 indicates that “no contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial years” which was based on our application of paragraph 23 of IFRS 3.

However, we will expand our accounting policy in accordance with paragraph 23 of IFRS 3 to include the following statement in future filings:

“Contingent liabilities assumed in business combination activity are recognised as of the acquisition date, where such contingent liabilities are present obligations arising from past events and their fair value can be measured reliably”.

Note 15. Intangible Assets, page 115

Significant goodwill amounts, page 116

2.	We have the following comments regarding management’s assumptions used in the impairment testing of goodwill within Europe Products CGU:

•
We note your average EBITDA (as defined) margin over the initial 5-year period was 9.1% for 2012 and 9.6% for 2011.  In light of your historical EBITDA (as defined) margin of 6.1% and 7.3% for the year ended December 31, 2012 and 2011 as well as your expected outlook for another difficult year for 2013, please provide support for the determination of these assumed margins; and

	•	Please address the underlying reasons the discount rate appropriate to the Europe Products CGU decreased from 9.6% in 2011 to 9.1% in 2012.

Response 2a:

The average EBITDA (as defined) margin over the initial 5-year period (based on our 5-year Strategic Plan taking historical performance into account) assumed in the Europe Products value-in-use model was 9.4% in 2012 and 11.6% in 2011 (please note that your question references 9.1% and 9.6% which were the discount rates applied in 2012 and 2011).

The table below shows the historical EBITDA margin for Europe Products over the last seven years (taken from Note 1 of the Form 20-F each year). Historical (pre 2006) EBITDA margins of up to 14% have been achieved by this CGU.

	2012	2011	2010	2009	2008	2007	2006
EBITDA %	6.1%	7.3%	7.0%	9.4%	10.6%	12.7%	11.3%

Europe Products’ revenue has declined by over 30% from 2007 (€3.6bn) to 2012 (€2.5bn). The sharp fall in volumes during the economic downturn has caused production inefficiencies and market overcapacity, resulting in higher competition for the lower volumes; this has negatively impacted margins and profitability.

The Group has undertaken significant cost saving and restructuring measures to reduce the cost base to ensure that when confidence and growth returns to the European market it will be better placed to achieve stronger EBITDA margins from increased revenues. EBITDA (as defined) included restructuring costs of €27m in 2012, €24m in 2011 and €16m in 2010 which were partly offset in 2011 and 2010 by pension curtailment gains of €17m in 2011 and €3m in 2010 (noted on pages 38 and 47 respectively of the 2012 20-F). The absence of these items would have resulted in an EBITDA (as defined) margin of 7.2% for 2012 (2011: 7.6%, 2010: 7.5%).

The June 2011 Euroconstruct outlook (prepared by independent economic research institutes and consultants in each of the 19 member countries which gives an overall indicator of the construction market) forecast steady growth in total construction in many of Europe Products’ key markets (Netherlands, France, and Germany).

Source: Euroconstruct, June 2011

Total Construction Output (% change in real terms)
Country	Estimate	Forecasts		Outlook
	2010	2011	2012	2013
Austria	-3.4	0.0	1.0	1.3
Denmark	-8.4	2.7	5.7	8.7
Finland	6.3	4.0	0.6	2.5
France	-5.9	2.7	2.3	2.9
Germany	1.9	1.7	1.8	1.7
Ireland	-26.6	-15.0	-3.3	2.4
Netherlands	-10.4	1.4	3.2	3.0

However, by mid-2012 the Eurozone crisis had impacted the whole of Europe and it was clear that it would take longer for confidence to be restored and that the recovery would be slower than assumed in 2011; this was confirmed by the June 2012 Euroconstruct forecasts (below) which shows slower growth in 2012, 2013 and 2014 across the central European economies.

Source: Euroconstruct, June 2012

Total Construction Output (% change in real terms)
			Forecasts		Outlook
Country	2010	2011	2012	2013	2014
Austria	-2.9	2.6	0.4	0.6	0.7
Denmark	-7.7	3.3	3.2	2.3	2.2
Finland	6.7	2.4	-2.6	0.0	2.6
France	-5.9	4.3	2.2	0.3	0.9
Germany	2.5	4.5	1.6	2.6	1.6
Ireland	-27.9	-21.1	-14.2	-6.6	2.3
Netherlands	-10.4	4.4	-4.8	-0.4	3.1

Therefore the forecasted EBITDA (as defined) margins included in the 2012 Strategic Plan for Europe Products, compared to 2011 (table below), were significantly lower as the recovery in the European market is now expected to take a number of years.

	Year 1	Year 2	Year 3	Year 4	Year 5	Average
EBITDA margin 2011	8.9%	9.3%	12.2%	13.4%	13.9%	11.6%
EBITDA margin 2012	7.2%	7.1%	10.4%	11.2%	11.1%	9.4%

However, CRH expects that market confidence and volumes will recover and given the restructuring and cost savings initiatives undertaken (many permanent in nature), that EBITDA margin will also return strongly to more normalised levels.

Response 2b:
In developing our Strategic Plan, we prepare the value-in-use models initially using post-tax cash-flows (the calculation of the Group WACC is also done on a post-tax basis) for practical reasons. The Basis for Conclusions section of IAS 36 (BCZ85) requires that the specific amount and timing of the notional future tax cash flows included in the value-in-use model be excluded in deriving the pre-tax discount rate.

The Europe Products CGU operates in many countries with differing tax rates. The discount rate disclosed represents the weighted average of Europe Products operations across these countries and the notional tax cashflows included in the model declined in 2012 due to a change in the mix of operations by country. The underlying real weighted average cost of capital and inflation assumptions in individual countries were unchanged in 2012 from 2011 but as the notional tax cashflows were lower, the pre-tax discount rate decreased.

Note 33. Supplemental Guarantor Information, page 145

3.	In future filings, please identify the issuer, the guaranteed notes and the guarantor.

Response:
We will include the following information in future filings and update it as appropriate if additional notes are issued:

CRH America Inc. (the “Issuer”) has the following notes which are fully and unconditionally guaranteed by CRH plc (the “Guarantor”):

US$350 million 4.125% Notes due 2016 – listed on the New York Stock Exchange

US$1,250 million 6.000% Notes due 2016 – listed on the New York Stock Exchange

US$650 million 8.125% Notes due 2018 – listed on the New York Stock Exchange

US$400 million 5.75% Notes due 2021 – listed on the New York Stock Exchange

US$700 million 5.30% Notes due 2013 – listed on the Irish Stock Exchange

US$300 million 6.40% notes due 2033 – listed on the Irish Stock Exchange

4.
As indicated in your headnote to the condensed consolidating financial statements and in accordance with Rule 3-10(i)(3) of Regulation S-X, the parent company column should present investments in all subsidiaries under the equity method of accounting.  We have the following comments in this regard:

•
In light of the fact that CRH should reflect all its subsidiaries under the equity method of accounting, please clarify the nature and appropriateness of the operating income, profits on disposals, share of subsidiaries’ profit before tax and income tax expense reflected in the CRH income statement column for each period presented;

•
In light of the above bullet as well as the fact that CRH is a holding company, please address the appropriateness of the positive operating cash flows presented in the CRH column for each period.  In this regard, specifically address the amount of dividends, if any, CRH’s subsidiaries have paid in each period presented.  Please provide us with the components of the parent’s operating cash flows under the direct method to help us understand the activities that are generating the positive operating cash flows for each period presented; and

	•	Please reconcile the balance sheet changes in the advances (to)/from subsidiary and parent undertaking in the CRH column to the amounts reflected in statement of cash flows for each period presented.

Response:
We have set out below the nature and appropriateness of the amounts included in the CRH income statement column, which were prepared in accordance with Rule 3-10(i)(3) of Regulation S-X, and represent the Company’s own operating results as well as its share of subsidiaries’ profit before tax, presented under the equity method of accounting.

Income Statement caption	2012 €m	2011 €m	2010 €m
Operating income	1,004	39	15	Includes dividends and fees paid by operating companies to CRH plc, offset by (company only) operating costs (utilities, professional fees, salaries, etc.). 2012 included a dividend received of €1bn.
Profit on disposals	2	14	-	Profit on the sale of a direct subsidiary of CRH plc.
Share of subsidiaries profit before tax	(222)	609	484	This represents CRH plc’s equity-accounted pre-tax profit/loss in its subsidiaries. The tax related to the profit/loss of these subsidiaries is shown in the income tax expense line as described below.
Income tax expense	(120)	(114)	(95)
This line represents the income tax expense related to the equity-accounted results of the subsidiaries of the Company on a standalone basis. The related subsidiary tax amounts are presented in the issuer and non-guarantor columns with the elimination included in the “eliminate and reclassify” column.

CRH plc is a holding company and its primary source of income is cash dividends and fees received from its subsidiaries. Section 4 of the IFRS Conceptual Framework (the Framework) sets out the elements of the financial statements and paragraph 4.27 lays out criteria to be considered in establishing classification of income and expenses on the income statement. As a holding company, CRH plc’s ability to generate cash in the future is based on the management of its subsidiaries and equity-accounted investments. We believe that given the nature of the entity and its operations, the classification of dividends and fees received from subsidiaries as operating income meets the IFRS Conceptual Framework objective of providing the user with relevant information regarding the entity’s economic resources and claims, and the impact of changes in these on its financial performance.

With respect to the operating cash flows, we note that IAS 7, paragraph 33 indicates that cash flows from interest and dividends should be reflected based on the circumstances:  Interest paid and interest and dividends received are usually classified as operating cash flows for a financial institution. However, there is no consensus on the classification of these cash flows for other entities. Interest paid and interest and dividends received may be classified as operating cash flows because they enter into the determination of profit or loss. Alternatively, interest paid and interest and dividends received may be classified as financing cash flows and investing cash flows respectively, because they are costs of obtaining financial resources or returns on investments. The Company is of the position that its current cash flow classification is in line with the income statement.

The net cash inflow from operating activities in each of the years presented represents the operating income of the parent company (as per the income statement details above), less any Irish corporate income tax paid by the parent company. Under the direct method of cash flows for CRH plc, operating income represents the cash dividends received in each of 2012: €1,000m; 2011: €13m and 2010: €9m, as well as fees charged to and received from operating companies, partly offset by operating costs less Irish corporate income tax paid by the parent company.

We have included the share of subsidiaries’ profit before tax whereas equity-accounting would typically recognise the earnings of investees on an after tax basis. We believe that this gross presentation allows the reader to more clearly see how the income tax relates to the guarantor subsidiaries whereas a net presentation may lead the reader to incorrectly assume that the tax primarily relates to the non-guarantor as a result of the equity-accounting presentation. We believe this maintains the spirit of the requirement to “present investments in all subsidiaries based upon their proportionate share of the subsidiary’s net assets” in Rule 3-10(i)(3) of Regulation S-X. Additionally, this presentation should not impact the usefulness to the reader in making a decision as the net income result in the CRH plc and CRH America, Inc. columns, as well as the presentation of balance sheet and cash flow data, remain unchanged.

We have set out below the movement in the advances (to)/from subsidiaries and parent in the balance sheets presented and reconciled this movement to the amount reflected in the statement of cash flows.

	2012 €m	2011 €m	Movement €m
Balance sheet movements:
Advances to subsidiaries and parent undertakings	6,394	6,494	(100)
Advances from subsidiary and parent undertakings	(1,126)	(1,881)	755
Other immaterial items (including rounding)			(2)
2012 Cash flow movement			653

	2011 €m	2010 €m	Movement €m
Balance sheet movements:
Advances to subsidiaries and parent undertakings	6,494	6,519	(25)
Advances from subsidiary and parent undertakings	(1,881)	(1,655)	(226)
Other immaterial items (including rounding)			(2)
2011 Cash flow movement			(253)

*   *   *

In some of our responses, we have agreed to change or supplement the disclosures in our future filings.  We are doing that in the spirit of co-operation with the Staff and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings, and that the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

/s/ Maeve Carton

Maeve Carton
Finance Director

cc:	Jeffrey Gordon, Staff Accountant
Jeanne Baker, Assistant Chief Accountant
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)

Breffni Maguire
(Ernst & Young)